UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:

(Date of earliest event reported)

June 24, 2025

GUARANTY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	001-38087	75-1656431
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16475 Dallas Parkway, Suite 600 Addison, Texas		75001
(Address of principal executive offices)		(Zip Code)

(888) 572-9881

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $1.00 per share	GNTY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On June 24, 2025, Guaranty Bancshares, Inc., a Texas corporation (“GNTY”) and Glacier Bancorp, Inc., a Montana corporation (“GBCI”), issued a joint press release announcing the signing of the Merger Agreement (as defined below). A copy of the joint press release is furnished as Exhibit 99.1 and incorporated by reference herein.

On June 24, 2025, GNTY issued a local press release announcing the signing of the Merger Agreement. A copy of the local press release is furnished as Exhibit 99.2 and incorporated by reference herein.

In connection with the announcement of the Merger Agreement, GNTY sent a written communication to employees of Guaranty Bank (as defined below), which is furnished as Exhibit 99.3 and incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of GNTY under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filings.

Item 8.01	Other Events.

On June 24, 2025, GNTY and its wholly owned subsidiary, Guaranty Bank & Trust, N.A. (“Guaranty Bank”), entered into a Plan and Agreement of Merger (the “Merger Agreement”), with GBCI and its wholly owned subsidiary, Glacier Bank, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, GNTY will merge with and into GBCI (the “Merger”), with GBCI surviving the Merger. Immediately thereafter, Guaranty Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI.

Forward-Looking Statements

This current report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “estimate,” “anticipate,” “expect,” “will,” and similar references to future periods. Such forward-looking statements include but are not limited to statements regarding the expected closing of the transaction and its timing and the potential benefits of the business combination transaction involving GNTY and GBCI, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts regarding either company or the proposed combination of the companies. These forward-looking statements are subject to risks and uncertainties, many of which are outside of our control, that may cause actual results or events to differ materially from those projected, including but not limited to the following: risks that the proposed merger transaction will not close when expected or at all because required regulatory, shareholder or other approvals or conditions to closing are delayed or not received or satisfied on a timely basis or at all; risks that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which GNTY and GBCI operate; uncertainties regarding the ability of Glacier Bank and Guaranty Bank & Trust, N.A. to promptly and effectively integrate their businesses, including into Glacier Bank’s existing division structure; changes in business and operational strategies that may occur between signing and closing; uncertainties regarding the reaction to the transaction of the companies’ respective customers, employees, and contractual counterparties; and risks relating to the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. GNTY undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this report. For more information, see the risk factors described in GNTY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”) from time to time.

No Offer or Solicitation

This report is being filed in respect of the proposed merger transaction involving GNTY and GBCI. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed merger transaction, GBCI expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will include a Preliminary Proxy Statement of GNTY and a Preliminary Prospectus of GBCI, as well as other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, GNTY will mail a Definitive Proxy Statement/Prospectus to its shareholders. This communication is not a substitute for the Proxy Statement/Prospectus or Registration Statement or for any other document that GNTY or GBCI may file with the SEC and send to GNTY’s shareholders in connection with the proposed merger transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND ACCOMPANYING PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Free copies of the Registration Statement and Proxy Statement/Prospectus (when available), as well as other filings containing information about GNTY, GBCI and the proposed transaction, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain the documents filed with the SEC by GNTY, free of charge, in the “Investors” section of GNTY’s website, www.gnty.com, under the heading “Financial Information - SEC Filings” or by requesting them in writing or by telephone from GNTY at: Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, ATTN: Corporate Secretary; Telephone (888) 572-9881, and will be able to obtain the documents filed with the SEC by GBCI, free of charge, at www.glacierbancorp.com under the tab “SEC Filings” or by requesting them in writing or by telephone from GBCI at: Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, ATTN: Corporate Secretary; Telephone (406) 751-7706.

Participants in the Solicitation

GNTY and GBCI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GNTY in connection with the proposed merger transaction. Information about the directors and executive officers of GNTY is set forth in the proxy statement for GNTY’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 31, 2025. Information about the directors and executive officers of GBCI is set forth in the proxy statement for GBCI’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2025. Additional information regarding the interests of those participants and other persons who may be deemed participants may be obtained by reading the Proxy Statement/Prospectus included in the Registration Statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available. Copies of these documents may be obtained free of charge from the sources described above.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description of Exhibit

99.1	Joint Press Release dated June 24, 2025

99.2	Local Press Release dated June 24, 2025

99.3	Guaranty Bank & Trust Employee FAQs

104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 24, 2025

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman of the Board and Chief Executive Officer

Exhibit 99.1

NEWS RELEASE

June 24, 2025

FOR IMMEDIATE RELEASE	CONTACT: Randall M. Chesler
(406) 751-4722

Ron J. Copher
(406) 751-7706

Glacier Bancorp, Inc. to Expand Southwest Presence and Enter Texas by Acquisition of Guaranty Bancshares, Inc.

KALISPELL, MONTANA and MOUNT PLEASANT, TEXAS (GLOBE NEWSWIRE) — Glacier Bancorp, Inc. (“Glacier” or the “Company”) (NYSE: GBCI) and Guaranty Bancshares, Inc. (“Guaranty”) (NYSE: GNTY), the bank holding company for Guaranty Bank & Trust, N.A., a leading community bank headquartered in Mount Pleasant, Texas, today jointly announced the signing of a definitive agreement, pursuant to which Glacier will acquire Guaranty in an all-stock transaction. The acquisition marks Glacier’s 27th bank acquisition since 2000 and its 13th announced transaction in the past 10 years. As of March 31, 2025, Guaranty had total assets of $3.2 billion, total gross loans of $2.1 billion and total deposits of $2.7 billion.

The boards of Glacier and Guaranty unanimously approved the transaction, which is subject to regulatory approvals, Guaranty shareholder approval, and other customary conditions of closing. The definitive agreement provides that upon closing of the transaction, Guaranty shareholders are to receive 1.0000 share of Glacier stock for each Guaranty share (subject to adjustment under certain circumstances). Based on the closing price of $41.58 for Glacier shares on June 23, 2025, the transaction would result in aggregate consideration of $476.2 million (inclusive of the value to Guaranty stock options) and value of $41.58 per Guaranty share. Upon closing of the transaction, which is anticipated to take place in the fourth quarter of 2025, Guaranty Bank & Trust will operate as a new banking division under the name “Guaranty Bank & Trust, Division of Glacier Bank,” representing Glacier’s 18th separate bank division.

“We are thrilled to add Guaranty Bank & Trust to the Glacier family of banks as a new banking Division,” said Randy Chesler, Glacier’s President and CEO. “This is a compelling opportunity to further expand our presence in the Southwest. Guaranty fits strategically and culturally within the unique Glacier business model and will allow us to enter a complementary state with an exceptional demographic profile, strong growth prospects, and a business-friendly operating environment. The Texas economy is estimated to be worth $2.7 trillion, and if Texas were an independent country, its economy would be the 8th largest in the world.” Chesler also noted that “This acquisition continues our long history of consistently adding high quality community banks to our proven banking model and we are very enthusiastic about the future opportunities this partnership will provide.”

“Guaranty Bank & Trust has a 100+ year history of doing business in the State of Texas, and we are pleased to find a partner that emphasizes the relationship banking model that has been core to our success over many decades and through many business cycles,” said Ty Abston, Guaranty’s Chairman and CEO. “The opportunity to join Glacier Bancorp, which is a family of community banks that collectively share our banking philosophy, culture and character, was a perfect opportunity to position Guaranty Bank & Trust for the future. We will continue to grow and invest in our communities and our customers will be dealing with the same familiar faces, led by the same management team, in each of our markets. This partnership gives Guaranty added strength, with the support of a larger balance sheet and the resources to invest in the latest technologies and products to serve our existing and future customers. We are excited to join the Glacier family of banks and look forward to the opportunities and benefits this combination will bring to our clients, employees, communities and shareholders.”

Glacier management will review additional information regarding the transaction on a conference call beginning at 7:00 a.m. Mountain Time on Wednesday, June 25, 2025.

Investors who would like to join the call may now register by following this link to obtain dial-in instructions: https://register-conf.media-server.com/register/BIdfefa202793d4cf9b9b8d5068cef9318

To participate via the webcast, log on to: https://edge.media-server.com/mmc/p/n3vugmow

If you are unable to participate during the live webcast, the call will be archived on our website, www.glacierbancorp.com.

A slide presentation to accompany management’s commentary may be accessed from Glacier’s June 24, 2025, Form 8-K filing with the Securities and Exchange Commission (the “SEC”) or at https://www.glacierbancorp.com/news-market-information/annual-reports-presentations.

Glacier was advised in the transaction by Stephens Inc. as financial advisor and Miller Nash LLP as legal counsel. Guaranty was advised by Keefe Bruyette & Woods, A Stifel Company as financial advisor and Norton Rose Fulbright US LLP as legal counsel.

About Glacier Bancorp, Inc.

Glacier Bancorp, Inc. is the parent company for Glacier Bank and its bank divisions: Altabank (American Fork, UT), Bank of the San Juans (Durango, CO), Citizens Community Bank (Pocatello, ID), Collegiate Peaks Bank (Buena Vista, CO), First Bank of Montana (Lewistown, MT), First Bank of Wyoming (Powell, WY), First Community Bank Utah (Layton, UT), First Security Bank (Bozeman, MT), First Security Bank of Missoula (Missoula, MT), First State Bank (Wheatland, WY), Glacier Bank (Kalispell, MT), Heritage Bank of Nevada (Reno, NV), Mountain West Bank (Coeur d’Alene, ID), The Foothills Bank (Yuma, AZ), Valley Bank (Helena, MT), Western Security Bank (Billings, MT), and Wheatland Bank (Spokane, WA).

Visit Glacier’s website at www.glacierbancorp.com.

About Guaranty Bancshares

Guaranty Bancshares, Inc. is the parent company for Guaranty Bank & Trust, N.A. and has 33 banking locations across 26 Texas communities located within the East Texas, Dallas/Fort Worth, Houston and Central Texas regions of the state. As of March 31, 2025, Guaranty Bancshares, Inc. had total assets of $3.2 billion, total loans of $2.1 billion and total deposits of $2.7 billion.

Visit Guaranty’s website at www.gnty.com.

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “estimate,” “anticipate,” “expect,” “will,” and similar references to future periods. Such forward-looking statements include but are not limited to statements regarding the expected closing of the transaction and its timing and the potential benefits of the business combination transaction involving Glacier and Guaranty, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts regarding either company or the proposed combination of the companies. These forward-looking statements are subject to risks and uncertainties, many of which are outside of our control, that may cause actual results or events to differ materially from those projected, including but not limited to the following: risks that the proposed merger transaction will not close when expected or at all because required regulatory, shareholder or other approvals or conditions to closing are delayed or not received or satisfied on a timely basis or at all; risks that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Glacier and Guaranty operate; uncertainties regarding the ability of Glacier Bank and Guaranty Bank & Trust to promptly and effectively integrate their businesses, including into Glacier Bank’s existing division structure; changes in business and operational strategies that may occur between signing and closing; uncertainties regarding the reaction to the proposed transaction of the companies’ respective customers, employees, and contractual counterparties; and risks relating to the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. Glacier undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this report. For more information, see the risk factors described in Glacier’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

Important Information and Where You Can Find It

This communication relates to the proposed merger transaction involving Glacier and Guaranty. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval.

In connection with the proposed merger transaction, Glacier expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will include a Preliminary Proxy Statement of Guaranty and a Preliminary Prospectus of Glacier, as well as other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, Guaranty will mail a Definitive Proxy Statement/Prospectus to its shareholders. This communication is not a substitute for the Proxy Statement/Prospectus or Registration Statement or for any other document that Glacier or Guaranty may file with the SEC and send to Guaranty’s shareholders in connection with the proposed merger transaction. Shareholders of Guaranty are urged to read carefully the Registration Statement and accompanying Proxy Statement/Prospectus regarding the proposed merger transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Free copies of the Proxy Statement/Prospectus included in the Registration Statement, as well as other filings containing information about Glacier, Guaranty, and the proposed transaction, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Glacier at www.glacierbancorp.com under the tab “SEC Filings” and in the “Investors” section of GNTY’s website, www.gnty.com, under the heading “Financial Information - SEC Filings” or by requesting them in writing or by telephone from Glacier at: Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, ATTN: Corporate Secretary; Telephone (406) 751-7706 or by requesting them in writing or by telephone from Guaranty at: Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001 ATTN: Corporate Secretary; Telephone (888) 572,9881.

Participants in the Solicitation

GBCI and GNTY and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GNTY in connection with the proposed merger transaction. Information about the directors and executive officers of GBCI is set forth in the proxy statement for GBCI’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2025. Information about the directors and executive officers of GNTY is set forth in the proxy statement for Guaranty’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 31, 2025. Additional information regarding the interests of those participants and other persons who may be deemed participants may be obtained by reading the Proxy Statement/Prospectus included in the Registration Statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available. Copies of these documents may be obtained free of charge from the sources described above.

Exhibit 99.2

NEWS RELEASE

Date: June 24, 2025

Contact: Ty Abston

Phone: 888.572.9881

For Immediate Release

Guaranty Bank & Trust joining forces with Glacier Bancorp, Inc.

Guaranty Bancshares, Inc. (“GNTY”), the bank holding company for Guaranty Bank & Trust, N.A. (“Guaranty Bank & Trust”) announced today that it has entered into a definitive agreement to be acquired by Glacier Bancorp, Inc. (“Glacier”). Pending approval by GNTY’s shareholders and banking regulators and satisfaction of other closing conditions, Guaranty Bank & Trust will become the 18th bank in the Glacier family of banks, and the first in Texas. The acquisition is expected to close in the 4th quarter of 2025.

“Guaranty Bank & Trust has been a staple in the banking community of Texas for more than a century. We have a bank philosophy of investing in good people, empowering them to serve their customers and communities by making local decisions and being a vital part of their local markets. Our team has always exceeded expectations. The opportunity to join Glacier Bancorp, which is a family of community banks that collectively share our banking philosophy, culture and character, was a perfect opportunity to position Guaranty Bank & Trust for the future. We will continue to grow and invest in our communities and our customers will be dealing with the same familiar faces, led by the same management team, in each of our markets and with the move, our name will not change. We will continue to be Guaranty Bank & Trust. The same locations that serve you today will serve you tomorrow. This partnership gives Guaranty added strength, with the support of a larger balance sheet and the resources to invest in the latest technologies and products to serve our existing and future customers.” said Ty Abston, Chairman & CEO.

“We understand the importance of taking care of the places we call home,” said Randy Chesler, Glacier’s President and CEO. “Guaranty Bank & Trust will join our 17 other bank divisions headquartered in eight states across the West and Southwest, all served by local teams making decisions about how to best meet the needs of their customers and communities. We are excited to bring Glacier’s highly successful community banking model to the State of Texas with a partner who has spent the last century building such a strong foundation of trust.”

About Guaranty Bancshares, Inc.

Guaranty Bancshares, Inc. (NYSE: GNTY) is the parent company for Guaranty Bank & Trust, N.A. Guaranty Bank & Trust has 33 banking locations across 26 Texas communities located within the East Texas, Dallas/Fort Worth, Houston and Central Texas regions of the state. As of March 31, 2025, Guaranty Bancshares, Inc. had total assets of $3.2 billion, total loans of $2.1 billion and total deposits of $2.7 billion.

Visit www.gnty.com for more information.

About Glacier Bancorp, Inc.

Glacier Bancorp, Inc. (NYSE: GBCI) is the parent company for Glacier Bank and its 17 bank divisions serving eight states in the Western and Southwestern U.S. Glacier operates with a community banking model, giving local banks autonomy in their markets while providing the resources of a larger banking organization. Community banking is central to Glacier’s business model and value system. Glacier’s bank divisions include: Altabank (American Fork, UT), Bank of the San Juans (Durango, CO), Citizens Community Bank (Pocatello, ID), Collegiate Peaks Bank (Buena Vista, CO), First Bank of Montana (Lewistown, MT), First Bank of Wyoming (Powell, WY), First Community Bank Utah (Layton, UT), First Security Bank (Bozeman, MT), First Security Bank of Missoula (Missoula, MT), First State Bank (Wheatland, WY), Glacier Bank (Kalispell, MT), Heritage Bank of Nevada (Reno, NV), Mountain West Bank (Coeur d’Alene, ID), The Foothills Bank (Yuma, AZ), Valley Bank (Helena, MT), Western Security Bank (Billings, MT), and Wheatland Bank (Spokane, WA).

Visit Glacier’s website at www.glacierbancorp.com

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “estimate,” “anticipate,” “expect,” “will,” and similar references to future periods. Such forward-looking statements include but are not limited to statements regarding the expected closing of the transaction and its timing and the potential benefits of the business combination transaction involving Guaranty Bancshares, Inc. (“GNTY”) and Glacier Bancorp, Inc. (“GBCI”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts regarding either company or the proposed combination of the companies. These forward-looking statements are subject to risks and uncertainties, many of which are outside of our control, that may cause actual results or events to differ materially from those projected, including but not limited to the following: risks that the proposed merger transaction will not close when expected or at all because required regulatory, shareholder or other approvals or conditions to closing are delayed or not received or satisfied on a timely basis or at all; risks that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which GNTY and GBCI operate; uncertainties regarding the ability of Glacier Bank and Guaranty Bank & Trust, N.A. to promptly and effectively integrate their businesses, including into Glacier Bank’s existing division structure; changes in business and operational strategies that may occur between signing and closing; uncertainties regarding the reaction to the transaction of the companies’ respective customers, employees, and contractual counterparties; and risks relating to the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. GNTY undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this communication. For more information, see the risk factors described in GNTY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”) from time to time.

No Offer or Solicitation

This communication is being filed in respect of the proposed merger transaction involving GNTY and GBCI. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed merger transaction, GBCI expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will include a Preliminary Proxy Statement of GNTY and a Preliminary Prospectus of GBCI, as well as other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, GNTY will mail a Definitive Proxy Statement/Prospectus to its shareholders. This communication is not a substitute for the Proxy Statement/Prospectus or Registration Statement or for any other document that GNTY or GBCI may file with the SEC and send to GNTY’s shareholders in connection with the proposed merger transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND ACCOMPANYING PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Free copies of the Registration Statement and Proxy Statement/Prospectus (when available), as well as other filings containing information about GNTY, GBCI and the proposed transaction, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain the documents filed with the SEC by GNTY, free of charge, in the “Investors” section of GNTY’s website, www.gnty.com, under the heading “Financial Information—SEC Filings” or by requesting them in writing or by telephone from GNTY at: Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, ATTN: Corporate Secretary; Telephone (888) 572-9881, and will be able to obtain the documents filed with the SEC by GBCI, free of charge, at www.glacierbancorp.com under the tab “SEC Filings” or by requesting them in writing or by telephone from GBCI at: Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, ATTN: Corporate Secretary; Telephone (406) 751-7706.

Participants in the Solicitation

GNTY and GBCI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GNTY in connection with the proposed merger transaction. Information about the directors and executive officers of GNTY is set forth in the proxy statement for GNTY’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 31, 2025. Information about the directors and executive officers of GBCI is set forth in the proxy statement for GBCI’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2025. Additional information regarding the interests of those participants and other persons who may be deemed participants may be obtained by reading the Proxy Statement/Prospectus included in the Registration Statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available. Copies of these documents may be obtained free of charge from the sources described above.

Exhibit 99.3

Guaranty Bank & Trust Employee FAQs

What is happening?

Glacier Bancorp, Inc. (“GBCI” or “Glacier”) signed a definitive agreement to acquire Guaranty Bancshares, Inc. (“GNTY”), the bank holding company for Guaranty Bank & Trust, N.A. (“Guaranty Bank & Trust”), a leading community bank headquartered in Texas. Once the transaction closes, the bank will become Glacier’s 18th bank division, and their first in the state of Texas.

Who is Glacier Bancorp?

Glacier is a bank holding company based in Kalispell, Montana. GBCI is the parent company for Glacier Bank and its 17 bank divisions serving eight states in the Western and Southwestern U.S. Glacier operates with a community banking model, giving local banks autonomy in their markets while sharing the full resources of a larger banking organization. Community banking is central to Glacier’s business model and value system. They believe communities are best served by local division leaders and their teams making decisions about how to best meet the needs of their customers and communities.

Why are we joining Glacier?

Glacier Bancorp is acquiring us to bring together two strong, community-focused companies that share the same values and commitment to local service. Our Board determined that Glacier is a great fit given its focus on buying good banks in good markets with good people. Glacier is a premier acquirer and has a stellar track record of making acquisitions and continuing to build in those markets. At its core, this partnership is about combining strengths to better serve the people and places we care about most.

Glacier currently operates across eight states in the Western and Southwestern U.S., spanning from border to border. The company’s headquarters are in Montana, the fourth largest state in the country. With Texas being the second largest, this move is a natural and complementary extension of the Glacier footprint into our high-growth, diversified economy.

What are the benefits of joining Glacier?

This partnership brings together two banks that believe in the same things: local decision-making, strong community ties, and personalized service. By joining the Glacier family, we’ll have the strength and resources of a larger organization while keeping the local focus our customers value. Customers will benefit from:

•	More products and services to meet your financial needs

•	Higher lending limits to support your goals

•	Continued local service from the people you know and trust

As part of the Glacier family, you’ll continue to have access to great career opportunities and professional growth. Glacier is committed to supporting its employees and offers a very competitive benefits package designed to take care of you and your family.

This combination is about building a stronger future together, and that includes investing in the people who make it possible.

What happens to my job?

Glacier recognizes it’s the people who are behind our success. The majority of positions will be needed as we come together to continue serving customers and growing the business. As we get closer to conversion, there may be some roles that are no longer needed. Management does not expect this to affect a significant number of positions. If any changes occur that affect your role, you can count on clear and timely communication, along with support throughout the process.

What will change for customers?

Right now, nothing is changing. Customers can continue using their current checks, debit cards and online and mobile banking just as they always have. The terms of their loans and lines of credit will stay the same. As we move forward, we’ll keep customers informed well in advance of any changes.

In the long run, joining Glacier means customers will gain access to a wider range of products, services, and tools – all backed by the same friendly, local service they know and trust. We’re confident they’ll be pleased with what’s ahead.

When will the acquisition be complete?

We expect the acquisition will close in the 4th quarter of 2025 pending approval by banking regulators and GNTY’s shareholders and satisfaction of other closing conditions. The systems conversion is tentatively planned for early 2026.

Will my branch stay open?

Yes.

If I have questions, who can I talk to?

Please share any questions or concerns with your manager, human resources or any member of the leadership team.

If an investor/shareholder or media calls what do I do?

All investor/shareholder calls should be forwarded to Shalene Jacobson, 888.572.9881. All media calls should be forwarded to Ty Abston, 888.572.9881.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “estimate,” “anticipate,” “expect,” “will,” and similar references to future periods. Such forward-looking statements include but are not limited to statements regarding the expected closing of the transaction and its timing and the potential benefits of the business combination transaction involving GNTY and GBCI, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts regarding either company or the proposed combination of the companies. These forward-looking statements are subject to risks and uncertainties, many of which are outside of our control, that may cause actual results or events to differ materially from those projected, including but not limited to the following: risks that the proposed merger transaction will not close when expected or at all because required regulatory, shareholder or other approvals or conditions to closing are delayed or not received or satisfied on a timely basis or at all; risks that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which GNTY and GBCI operate; uncertainties regarding the ability of Glacier Bank and Guaranty Bank & Trust, N.A. to promptly and effectively integrate their businesses, including into Glacier Bank’s existing division structure; changes in business and operational strategies that may occur between signing and closing; uncertainties regarding the reaction to the transaction of the companies’ respective customers, employees, and contractual counterparties; and risks relating to the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. GNTY undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this communication. For more information, see the risk factors described in GNTY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”) from time to time.

No Offer or Solicitation

This communication is being filed in respect of the proposed merger transaction involving GNTY and GBCI. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed merger transaction, GBCI expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will include a Preliminary Proxy Statement of GNTY and a Preliminary Prospectus of GBCI, as well as other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, GNTY will mail a Definitive Proxy Statement/Prospectus to its shareholders. This communication is not a substitute for the Proxy Statement/Prospectus or Registration Statement or for any other document that GNTY or GBCI may file with the SEC and send to GNTY’s shareholders in connection with the proposed merger transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND ACCOMPANYING PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Free copies of the Registration Statement and Proxy Statement/Prospectus (when available), as well as other filings containing information about GNTY, GBCI and the proposed transaction, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain the documents filed with the SEC by GNTY, free of charge, in the “Investors” section of GNTY’s website, www.gnty.com, under the heading “Financial Information - SEC Filings” or by requesting them in writing or by telephone from GNTY at: Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, ATTN: Corporate Secretary; Telephone (888) 572-9881, and will be able to obtain the documents filed with the SEC by GBCI, free of charge, at www.glacierbancorp.com under the tab “SEC Filings” or by requesting them in writing or by telephone from GBCI at: Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, ATTN: Corporate Secretary; Telephone (406) 751-7706.

Participants in the Solicitation

GNTY and GBCI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GNTY in connection with the proposed merger transaction. Information about the directors and executive officers of GNTY is set forth in the proxy statement for GNTY’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 31, 2025. Information about the directors and executive officers of GBCI is set forth in the proxy statement for GBCI’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2025. Additional information regarding the interests of those participants and other persons who may be deemed participants may be obtained by reading the Proxy Statement/Prospectus included in the Registration Statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available. Copies of these documents may be obtained free of charge from the sources described above.